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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Versant Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
925284309
(CUSIP Number)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No.	925284309	Page	2	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Technology Fund Ltd (“VTF”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Singapore

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		138,240(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

138,240(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

138,240(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)Includes 138,240 shares of Common Stock held by VTF as of March 10, 2006. Vertex Management (II) Pte Ltd (“VM2”) may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a management agreement between VM2 and VTF and a power of attorney granted by VTF to representatives of VM2. In accordance with these management arrangements, divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF. See the second paragraph of Item 2 of this Amendment No. 1 to Schedule 13G for more information. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	3	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Technology Fund (II) Ltd (“VTF2”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		36,000(2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

36,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,000(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

1.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(2)	Includes 36,000 shares of Common Stock held by VTF2 as of March 10, 2006. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF2 pursuant to a management agreement between VM2 and VTF2 and a power of attorney granted by VTF2 to representatives of VM2. In accordance with these management arrangements, divestment and voting decisions must be approved by a majority vote of the members of an investment committee established by VM2 for VTF2. See the second paragraph of Item 2 of this Amendment No. 1 to Schedule 13G for more information. In addition, VVH, as the majority shareholder of VTF2, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	4	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Investment International (I) Inc. (“VII1”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000(3)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

10,000(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,000(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.3%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(3)	Represents shares of Common Stock held by VII1 as of March 10, 2006. Voting and divestment decisions for VII1 are made by members of VII1’s Board of Directors, according to certain authorizations. Mr. Lee Choong Kwong and Mr. Toh Kim Huat were the sole members of VII1’s Board of Directors as of March 10, 2006. VVH, as the sole shareholder of VII1, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	5	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Investment International (III) Inc. (“VII3”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		24,960(4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

24,960(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

24,960(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(4)	Represents shares of Common Stock held by VII3 as of March 10, 2006. Voting and divestment decisions for VII3 are made by members of VII3’s Board of Directors, according to certain authorizations. Mr. Lee Choong Kwong and Mr. Toh Kim Huat were the sole members of VII3’s Board of Directors as of March 10, 2006. VVH, as the sole shareholder of VII3, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	6	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Management Pte Ltd (“VM”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		660(5)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

660(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

660(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(5)	Represents shares of Common Stock held by VM as of March 10, 2006. Voting and divestment decisions for VM are made by members of VM’s Board of Directors. Vickers Capital Limited, as the sole shareholder of VM, and VVH, as the sole shareholder of Vickers Capital Limited, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	7	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Management (II) Pte Ltd (“VM2”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		174,240(6)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

174,240(6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

174,240(6)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑**

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(6)	Of these shares, 138,240 shares of Common Stock were held by VTF, and 36,000 shares of Common Stock were held by VTF2, as of March 10, 2006. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF and VTF2 pursuant to management agreements between VM2 and each of VTF and VTF2 and powers of attorney granted by VTF and VTF2 to representatives of VM2. See the second paragraph of Item 2 of this Amendment No. 1 to Schedule 13G for more information. In addition, VVH, as the majority shareholder of VTF and VTF2, may also be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	8	of	17 Pages

1	NAMES OF REPORTING PERSONS: Vertex Venture Holdings Ltd (“VVH”)

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Singapore

	5	SOLE VOTING POWER:

NUMBER OF		--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		209,860(7)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--

WITH:	8	SHARED DISPOSITIVE POWER:

209,860(7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

209,860(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.9%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(7)	Of these shares, 138,240 shares of Common Stock are held by VTF, 36,000 shares of Common Stock are held by VTF2, 10,000 shares of Common Stock are held by VII1, 24,960 shares of Common Stock are held by VII3 and 660 shares of Common Stock are held by VM, all as of March 10, 2006. VM2 may be deemed to have the power to vote and dispose of the shares held of record by VTF and VTF2 pursuant to management agreements between VM2 and each of VTF and VTF2 and powers of attorney granted by VTF and VTF2 to representatives of VM2. See the second paragraph of Item 2 of this Amendment No. 1 to Schedule 13G for more information. In addition, VVH, as the majority shareholder of VTF, VTF2, VII1 and VII3, and as the sole shareholder of Vickers Capital Limited which is the sole shareholder of VM, may be deemed to have the power to vote and dispose of these shares.
*	Based upon 3,557,089 shares of Versant Common Stock outstanding as of March 9, 2006, reported by Versant Corporation in its Form 10-Q for the quarterly period ended January 31, 2006 filed with the Securities and Exchange Commission on March 17, 2006.
**	See the first paragraph of Item 4 below.

Schedule 13G

CUSIP No.	925284309	Page	9	of	17 Pages
Introductory Note
This Amendment No. 1 to Schedule 13G is being filed to reflect a greater than five percent decrease in the indirect beneficial ownership of shares of Common Stock of Versant Corporation held by Vertex Venture Holdings Ltd (“VVH”), as compared to the indirect beneficial ownership in shares of Common Stock of Versant Corporation reported by VVH in the Schedule 13G filed on January 24, 2006 with the Securities and Exchange Commission by VVH and certain of its subsidiaries and affiliates.
Item 1.
(a)	Name of Issuer:

Versant Corporation (the “Issuer” or the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

6539 Dumbarton Circle

Fremont, California 94555
Item 2.
(a)	Name of Person Filing:
This Statement is filed by the following entities, which are collectively referred to as the “Reporting Persons”:
Vertex Technology Fund Ltd (“VTF”)
Vertex Technology Fund (II) Ltd (“VTF2”)
Vertex Investment International (I) Inc. (“VII1”)
Vertex Investment International (III) Inc. (“VII3”)
Vertex Management Pte Ltd (“VM”)
Vertex Management (II) Pte Ltd (“VM2”)
Vertex Venture Holdings Ltd (“VVH”)

Schedule 13G

CUSIP No.	925284309	Page	10	of	17 Pages
          VTF and VTF2 have each entered into management agreements with VM2 and have granted powers of attorney to representatives of VM2. These management agreements and powers of attorney relate to the investment of funds of VTF and VTF2 and the management of investments owned by VTF and VTF2 (including divestment and voting decisions in relation to the investments owned by VTF and VTF2). Under these management arrangements, VM2 has established an investment committee for each of VTF and VTF2 that makes divestment and voting decisions by majority vote. VII1 and VII3 have each entered into management agreements with VM2 relating to investment management services provided by VM2. Voting and divestment decisions for VII1 and VII3 are made by members of each of their Boards of Directors, subject to certain authorizations. As of March 22, 2006, the members of the Boards of Directors of each of VII1 and VII3 are Mr. Lee Choong Kwong and Mr. Toh Kim Huat. VVH is the majority (and in some cases, sole) shareholder of VTF, VTF2, VII1 and VII3, and is the sole shareholder of Vickers Capital Limited, which is the sole shareholder of VM.
(b)	Address of Principal Business Office:

The address for VTF, VTF2, VM, VM2 and VVH is:

51 Cuppage Road #10-08 Starhub Centre Singapore 229469

The address for VII1 and VII3 is:
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

(c)	Citizenship:

VTF, VTF3, VM, VM2 and VVH are each corporations organized under the laws of Singapore. VII1 and VII3 are each corporations organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

925284309

Schedule 13G

CUSIP No.	925284309	Page	11	of	17 Pages
Item 3.	Not applicable

Item 4.	Ownership.
          The following information with respect to the ownership of the Issuer’s Common Stock by the Reporting Persons is provided as of March 10, 2006. By virtue of the relationships among the various Reporting Persons, it could be alleged that a “group” exists among the Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Ownership of the Issuer’s Common Stock reported by each Reporting Person in this Amendment No. 1 to Schedule 13G does not reflect the existence of such a “group,” and therefore share ownership amounts included in this Amendment No. 1 to Schedule 13G for each Reporting Person excludes shares held by related entities over which a particular Reporting Person could not be deemed to exercise control over voting or divestment decisions, as described herein.
(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person

(b)	Percent of class:

See Row 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person
Item 5.      Ownership of Five Percent or Less of a Class.
  Not applicable
Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.
  See Item 2(a) for information about the relationships among the Reporting Persons.

Schedule 13G

CUSIP No.	925284309	Page	12	of	17 Pages
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          As described above, the shares of Common Stock being reported on pursuant to this Amendment No. 1 to Schedule 13G are held of record by Vertex Technology Fund Ltd (138,240 shares), Vertex Technology Fund (II) Ltd (36,000 shares), Vertex Investment International (I) Inc. (10,000 shares), Vertex Investment International (III) Inc. (24,960 shares) and Vertex Management Pte Ltd (660 shares).
Item 8.	Identification and Classification of Members of the Group.
          As described above, the shares of Common Stock being reported on pursuant to this Amendment No. 1 to Schedule 13G are held of record by VTF, VTF2, VII1, VII3 and VM (together, the “Vertex Funds”). While the existence of a group is not expressly affirmed pursuant to this filing, the Reporting Persons include the following additional entities, which may be deemed to exercise voting or investment power with respect to the following shares held of record by the Vertex Funds: Vertex Management (II) Pte Ltd (which may be deemed to have voting or investment power with respect to an aggregate of 174,240 shares held by VTF and VTF2); and Vertex Venture Holdings Ltd (which may be deemed to have voting or investment power with respect to an aggregate of 209,860 shares held by VTF, VTF2, VII1, VII3 and VM). See Item 2 of this Amendment No. 1 to Schedule 13G for additional information about the relationships among these parties.
Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.
                   By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No.	925284309	Page	13	of	17 Pages
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERTEX TECHNOLOGY FUND LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX TECHNOLOGY FUND (II) LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (I) INC.
Dated: March 22, 2006	By:	/s/ Toh Kim Huat
	Name:	Toh Kim Huat
	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (III) INC.
Dated: March 22, 2006	By:	/s/ Toh Kim Huat
	Name:	Toh Kim Huat
	Title:	Director

SCHEDULE 13G

CUSIP No.	925284309	Page	14	of	17 Pages

VERTEX MANAGEMENT PTE LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX MANAGEMENT (II) PTE LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Executive Director

VERTEX VENTURE HOLDINGS LTD
Dated: March 22, 2006	By:	/s/ Tan Mui Hong
	Name:	Tan Mui Hong
	Title:	Director

SCHEDULE 13G

CUSIP No.	925284309	Page	15	of	17 Pages
EXHIBIT INDEX

Exhibit

Exhibit A:	Agreement of Joint Filing

SCHEDULE 13G

CUSIP No.	925284309	Page	16	of	17 Pages
EXHIBIT A
Agreement of Joint Filing
          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Versant Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

VERTEX TECHNOLOGY FUND LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX TECHNOLOGY FUND (II) LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX INVESTMENT INTERNATIONAL (I) INC.
Dated: March 22, 2006	By:	/s/ Toh Kim Huat
	Name:	Toh Kim Huat
	Title:	Director

SCHEDULE 13G

CUSIP No.	925284309	Page	17	of	17 Pages

VERTEX INVESTMENT INTERNATIONAL (III) INC.
Dated: March 22, 2006	By:	/s/ Toh Kim Huat
	Name:	Toh Kim Huat
	Title:	Director

VERTEX MANAGEMENT PTE LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Director

VERTEX MANAGEMENT (II) PTE LTD
Dated: March 22, 2006	By:	/s/ Chua Joo Hock
	Name:	Chua Joo Hock
	Title:	Executive Director

VERTEX VENTURE HOLDINGS LTD
Dated: March 22, 2006	By:	/s/ Tan Mui Hong
	Name:	Tan Mui Hong
	Title:	Director